TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2017 CAPITAL BUDGET

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 2, 2017 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces the 2017 capital budget. All dollar values are expressed in US dollars unless otherwise stated.
HIGHLIGHTS

•	2017 capital budget of $56.4 million ($35.2 million firm and $21.2 contingent)

o	Egypt $25.8 million firm and $14.4 million contingent

o	Canada $9.4 million (C$12.5 million) firm and $6.8 million (C$9.0 million) contingent

•	2017 production of 15.5 to 18.5 MBoepd representing an increase of 30% to 55% over 2016

o	Egypt 13.0 to 15.5 MBopd in 2017

o	Canada 2.5 to 3.0 MBoepd in 2017

o	January 2017 production ~16.8 MBoepd
2017 CAPITAL GUIDANCE
The Company’s 2017 capital program of $56.4 million (before capitalized G&A) includes $40.2 million for Egypt and $16.8 million (C$22.4 million) for Canada.
Egypt
The approved $25.8 million Egypt firm program has $14.4 million (56%) allocated to exploration and $11.4 million (44%) to development. The $14.4 million exploration program includes drilling up to 6 wells in the Eastern Desert, 2 Boraq wells (1 new drill and 1 re-entry) at South Alamein and a large (600 km²) 3-D seismic acquisition program at NW Sitra in the Western Desert. The $11.4 million 2017 development program includes: one development well in West Bakr K-South field, development/maintenance projects at West Gharib, West Bakr and NW Gharib.
The approved $14.4 million Egypt contingent program has $2.0 million (14%) allocated to exploration and $12.2 million (86%) allocated to development. The program includes 9 additional wells (2 exploration and 7 development) focused primarily in NW Gharib to appraise/develop the NW Gharib discoveries and to increase West Bakr production. The $14.4 million budget is contingent upon timing of cargo/inventory sales, oil prices and Q1 drilling results.

Canada
The approved $9.4 million (C$12.5 million) Canada firm program consists of 4 horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan and additional maintenance/development capital for potential workover/refracs. The initial Cardium well program is designed to provide a current benchmark for well costs and improved frac design/performance in the Harmattan area (no drilling conducted on the acquired lands since 2013). Based on historical offset wells and third party engineering estimates, it is expected that the horizontal wells will cost approximately $2.0 million (C$2.7 million) per well targeting a one mile lateral with approximately 600 tonnes of sand (30 stages) per well. It is expected that drilling will commence in the third quarter with all wells completed and on production prior to year-end to provide updated information for 2017 year-end reserves.
The approved $6.8 million (C$9.0 million) Canada contingent program consists of an additional four horizontal wells in the Harmattan area, to accelerate production growth in the Canadian operations. The $6.8 million budget is contingent on results of the initial drilling program and commodity prices.
The approved 2017 capital program is summarized in the following table:

Concession	TransGlobe 2017 Capital ($MM) firm & contingent							Gross Well Count
	Development			Exploration			Total	(Drilling)
	Wells*	Maint	Projects	Wells	Bonus	Seismic		Devel	Expl	Total
West Gharib	2.4	1.3	2.6	—	—	—	6.3	—	—	—
West Bakr	6.7	1.0	2.1	—	—	—	9.8	2	—	2
NW Gharib	7.6	—	—	6.9	0.1	—	14.6	6	8	14
SW Gharib	—	—	—	1.2	0.2	—	1.4	—	1	1
South Alamein	—	—	—	3.2	0.6	—	3.7	—	1	1
South Ghazalat	—	—	—	—	0.2	—	0.2	—	—	—
NW Sitra	—	—	—	—	0.2	4.0	4.2	—	—	—
Egypt	$16.7	$2.3	$4.7	$11.3	$1.3	$4.0	$40.2	8	10	18
Canada	$14.6	$1.4	—	—	—	—	$16.2	8	—	8
Total 2017	$31.3	$3.7	$4.7	$11.3	$1.3	$4.0	$56.4	16	10	26
Splits (%)	70%			30%			100%	62%	38%	100%
*Wells includes new wells, completions, workovers, recompletions, equipping and development leases.
2017 PRODUCTION OUTLOOK
The 2017 production outlook for the Company is provided as a range to reflect the firm and contingent budget which has been approved. The bottom end of the range is more reflective of the firm budget and the upper end of the range is reflective of the contingent budget. By its nature, the contingent budget is less certain and generally would be deployed later in 2017 when contingencies have been met. The full production growth impact of the contingent budget would not be realized until 2018.
Corporate production is expected to range between 15.5 MBoepd and 18.5 MBoepd for 2017 representing a 30% to 55% increase over 2016 production of approximately 12.0 MBopd. Egypt production is expected to range between 13.0 and 15.5 MBopd in 2017 representing an increase of 8 to 29% over 2016 production. Canadian production is expected to range between 2.5 and 3.0 MBoepd (~60% oil and liquids) in 2017.
Total Company production averaged 16.8 MBoepd in January, comprised of 14.0 MBopd in Egypt and 2.8 MBoepd (60% oil and liquids) in Canada.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, anticipated drilling and completion plans, including, planned exploration and development activities and estimated costs of the foregoing; guidance as to the capital expenditure plans of TransGlobe in 2017 and beyond; TransGlobe's production, exploration and development plans in 2017 and beyond; and other matters. In addition, statements relating to "reserves" are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. The recovery and reserve estimates of TransGlobe's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.
In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; future exchange rates; the impact of increasing competition; conditions in general economic and financial markets; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.
Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's reserves and production; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; changes in the development plans of TransGlobe; increased debt levels or debt service requirements; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.
The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.
Oil and Gas Advisories
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
Boepd    barrels of oil equivalent per day
MBoepd     thousand barrels of oil equivalent per day

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com